(FAIRFAX LOGO)

(2)

INTERIM REPORT

For the six months ended
June 30, 2003

CONSOLIDATED BALANCE SHEETS

as at June 30, 2003 and December 31, 2002
(unaudited – $ millions)

	2003	2002

Assets

Cash and short term investments	485.7	481.2

Cash held in Crum & Forster interest escrow account	85.4	–

Marketable securities	25.8	36.5

Accounts receivable and other	2,947.5	3,589.1

Recoverable from reinsurers	10,126.3	11,992.9

	13,670.7	16,099.7

Portfolio investments

Subsidiary cash and short term investments (market value – $7,607.5; 2002 – $2,694.3)	7,607.5	2,694.3

Bonds (market value – $6,239.0; 2002 – $11,869.8)	5,931.5	11,681.9

Preferred stocks (market value – $226.7; 2002 – $249.7)	224.0	253.0

Common stocks (market value – $987.4; 2002 – $1,125.4)	931.8	1,073.6

Investments in Hub, Zenith National and Advent (market value – $556.1; 2002 – $525.4)	535.3	559.7

Real estate (market value – $30.8; 2002 – $38.2)	23.6	32.4

Total (market value – $15,647.5; 2002 – $16,502.8)	15,253.7	16,294.9

Deferred premium acquisition costs	499.7	593.4

Future income taxes	1,147.4	1,544.0

Premises and equipment	148.5	176.5

Goodwill	279.4	292.8

Other assets	144.8	109.2

	31,144.2	35,110.5

Liabilities

Lindsey Morden bank indebtedness	44.7	41.9

Accounts payable and accrued liabilities	1,571.2	2,019.4

Funds withheld payable to reinsurers	1,185.9	1,516.1

	2,801.8	3,577.4

Provision for claims	18,055.9	21,165.1

Unearned premiums	3,036.5	3,300.4

Long term debt	2,533.7	2,342.4

Purchase consideration payable	274.1	324.7

Trust preferred securities of subsidiaries	108.0	340.9

	24,008.2	27,473.5

Non-controlling interests	545.5	508.1

Shareholders’ Equity

Common stock	2,221.7	2,235.2

Preferred stock	200.0	200.0

Retained earnings	1,614.6	1,244.4

Currency translation account	(247.6)	(128.1)

	3,788.7	3,551.5

	31,144.2	35,110.5

CONSOLIDATED STATEMENTS OF EARNINGS

for the six months ended June 30, 2003 and 2002
(unaudited – $ millions)

	Second quarter		First six months

	2003	2002	2003	2002

Revenue

Gross premiums written	1,969.4	1,956.3	3,923.8	3,910.3

Net premiums written	1,583.8	1,558.5	3,193.3	3,136.3

Net premiums earned	1,465.5	1,509.2	3,003.3	2,965.3

Interest and dividends	127.2	168.1	282.0	321.2

Realized gains on investments	578.1	102.7	806.3	126.0

Claims fees	113.5	110.1	224.7	219.8

	2,284.3	1,890.1	4,316.3	3,632.3

Expenses

Losses on claims	1,127.1	1,124.8	2,208.9	2,164.4

Operating expenses	367.0	361.6	721.9	710.0

Commissions, net	280.5	259.5	573.6	538.5

Interest expense	47.6	31.6	92.4	61.5

Other costs and restructuring charges	–	8.8	–	25.1

	1,822.2	1,786.3	3,596.8	3,499.5

Earnings before income taxes	462.1	103.8	719.5	132.8

Provision for income taxes	188.4	41.7	273.8	48.8

Earnings from operations	273.7	62.1	445.7	84.0

Non-controlling interests	(27.5)	(15.1)	(44.9)	(25.7)

Net earnings	246.2	47.0	400.8	58.3

Net earnings per share	$17.15	$2.95	$27.75	$3.41

Shares outstanding (000) (weighted average)	14,078	14,347	14,108	14,347

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

for the six months ended June 30, 2003 and 2002
(unaudited – $ millions)

	2003	2002

Retained earnings – beginning of period	1,244.4	796.2

Change in accounting for negative goodwill	–	51.4

Retained earnings as restated – beginning of period	1,244.4	847.6

Net earnings for the period	400.8	58.3

Common share dividends	(21.2)	(14.3)

Preferred share dividends	(6.5)	(6.5)

Dividend tax	(2.9)	(2.9)

Retained earnings – end of period	1,614.6	882.2

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the six months ended June 30, 2003 and 2002
(unaudited – $ millions)

	Second quarter		First six months

	2003	2002	2003	2002

Operating activities

Earnings from operations	273.7	62.1	445.7	84.0

Amortization	17.3	17.8	33.9	34.5

Future income taxes	162.1	25.3	213.4	30.5

Gains on investments	(578.1)	(102.7)	(806.3)	(126.0)

	(125.0)	2.5	(113.3)	23.0

Increase (decrease) in:

Provision for claims	(257.4)	(214.7)	(293.5)	(732.5)

Unearned premiums	288.9	81.2	89.9	421.7

Accounts receivable and other	41.0	(174.1)	227.1	(71.0)

Recoverable from reinsurers	(57.3)	452.8	309.7	44.7

Funds withheld payable to reinsurers	(115.6)	25.2	(116.4)	(61.6)

Accounts payable and accrued liabilities	286.9	(210.5)	(234.8)	(2.4)

Other	(71.2)	(39.0)	143.6	(55.8)

Cash provided by (used in) operating activities	(9.7)	(76.6)	12.3	(433.9)

Investing activities

Investments – purchases	(7,853.2)	(1,453.8)	(12,418.3)	(1,656.3)

– sales	12,483.7	997.1	17,452.5	1,323.0

Sale (purchase) of marketable securities	(7.1)	83.4	10.7	19.5

Purchase of capital assets	(23.2)	(13.8)	(28.1)	(22.7)

Non-controlling interests	–	(1.4)	–	(10.9)

Purchase of subsidiaries, net of cash	23.7	(66.2)	23.7	(66.2)

Net proceeds on Northbridge IPO	206.4	–	206.4	–

Cash provided by (used in) investing activities	4,830.3	(454.7)	5,246.9	(413.6)

Financing activities

Shares repurchased	(12.7)	(0.7)	(13.6)	(1.3)

Issue of OdysseyRe convertible debt	–	167.3	–	167.3

Repayment of trust preferred securities of subsidiary	–	–	(204.0)	–

Issue of Crum & Forster debt	437.0	–	437.0	–

Long term debt repayment	–	(92.7)	(11.6)	(102.1)

Purchase consideration	(8.4)	–	(17.8)	–

Bank indebtedness	(68.2)	2.3	2.8	12.5

Common share dividends	–	–	(21.2)	(14.3)

Preferred share dividends	(3.2)	(3.2)	(6.5)	(6.5)

Cash provided by financing activities	344.5	73.0	165.1	55.6

Foreign currency translation	(208.1)	(4.3)	(421.2)	(14.9)

Increase (decrease) in cash resources	4,957.0	(462.6)	5,003.1	(806.8)

Cash resources – beginning of period	3,221.6	2,661.6	3,175.5	3,005.8

Cash resources – end of period	8,178.6	2,199.0	8,178.6	2,199.0

Cash resources consist of cash and short term investments, including subsidiary cash and short term investments. Short term investments are readily convertible into cash and have maturities of three months or less.

Notes to Consolidated Financial Statements

for the six months ended June 30, 2003 and 2002
(unaudited — in $ millions except per share amounts and as otherwise indicated)

1. Basis of Presentation

    These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2002 as set out on pages 24 to 50 of the company’s 2002 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2002.

    Effective January 1, 2002, in accordance with changes to Canadian generally accepted accounting principles, goodwill is no longer being amortized to earnings over its estimated useful life. The carrying value of goodwill will be charged to earnings if and to the extent that it is determined that an impairment in value exists. The company assesses the carrying value of goodwill based on the underlying undiscounted cash flows and operating results of its subsidiaries. In addition, effective January 1, 2002, the excess of the fair value of net assets acquired over the purchase price paid for acquired businesses (negative goodwill) is no longer amortized to earnings. Consequently, effective January 1, 2002, the company’s negative goodwill balance of $51.4 was added to shareholders’ equity as an adjustment to opening retained earnings.

2. Investments

    On May 28 and June 10, 2003, Northbridge Financial Corporation (“Northbridge”), the Canadian holding company for Lombard Canada Ltd., Commonwealth Insurance Company, Markel Insurance Company of Canada and Federated Holdings of Canada Ltd. and their respective subsidiaries, issued an aggregate of 14,740,000 common shares in an initial public offering at $15 per share. Net proceeds (after expenses of issue) were $206.4. After the offering, Fairfax held 37.5 million (71.0%) of Northbridge’s common shares. Fairfax recorded an $8.0 gain on its effective sale of a 29.0% interest in Northbridge which is included in realized gains on investments in the consolidated statement of earnings.

    On May 30, 2003, Lindsey Morden acquired all of the outstanding common shares of RSKCo Services, Inc. (“RSKCo”), a claims management service provider in the U.S. The purchase price will equal 35% of revenue billed during the year after closing to active RSKCo customers who remain active customers 12 months after closing and will be payable 14 months after closing. Based on current estimates, the purchase price payable would be $15.8 (US$11.7) and the fair value of the assets acquired and liabilities assumed would both be $45.2 (US$33.4). Based on these estimates, this would result in goodwill of approximately $15.8 (US$11.7).

    On March 3, 2003, the company purchased an additional 4,300,000 outstanding common shares of Odyssey Re Holdings Corp. (OdysseyRe) for US$18.15 per share, increasing its interest in OdysseyRe from 73.8% to 80.6%. As consideration, the company issued seven-year 3.15% notes exchangeable in November 2004 and February 2005 into the same number of OdysseyRe shares purchased.

3. Other Costs and Restructuring Charges

    During the six months ended June 30, 2002, the company incurred employee severance costs at Crum & Forster ($6.4) as part of management’s focus on improving operating efficiencies and reducing operating expenses, and at Ranger ($2.4) — now part of Fairmont — as part of its integration with TIG Insurance. During that period, the company also incurred the cost of settling two outstanding legal claims at Lindsey Morden ($9.9), including one relating to Lindsey Morden’s representations and warranties on the sale of a U.K. subsidiary in November 1998, and wrote off costs incurred in connection with Crum & Forster’s contemplated IPO ($4.6) following the company’s decision to withdraw the IPO registration statement on July 8, 2002. There were no such costs or charges during the six months ended June 30, 2003.

4. Long Term Debt and Trust Preferred Securities

    Effective June 5, 2003, Crum & Forster Holdings Corp. issued US$300 of 10.375% senior notes due June 15, 2013 for net proceeds (after expenses of issue) of US$281 ($409.3), of which US$63.1 ($85.4) was placed in an interest escrow account, to fund the first four interest payments, when the net proceeds were released from escrow on June 30, 2003 on completion of the renegotiation of the company’s bank lines.

    In February 2003, the company redeemed its RHINOS preferred securities for US$136 ($204) cash.

5. Contingencies

    As disclosed in note 11 to the company’s consolidated financial statements for the year ended December 31, 2002 (pages 41 and 42 of the 2002 Annual Report), the company’s subsidiary, Sphere Drake, had commenced legal proceedings in the Commercial Court in London, England against underwriting agents who, it alleged, fraudulently obtained a binding authority in conspiracy with brokers, who were also defendants, in order to write reinsurance contracts which exposed Sphere Drake to grossly under-priced U.S. workers’ compensation carve out business.

    On July 8, 2003, the Commercial Court released a judgment finding in Sphere Drake’s favour. The judgment upheld Sphere Drake’s allegation that in accepting business, the underwriting agents acted in dishonest breach of fiduciary duties owed to Sphere Drake, that the brokers dishonestly assisted in committing those breaches, and that the underwriting agents and the brokers were both dishonest and collusive. The judge has therefore found for Sphere Drake on all material grounds on which Sphere Drake contends that it is entitled to avoid paying losses under the inward reinsurance contracts purportedly placed on its behalf under the binding authority.

    This judgment confirms the company’s belief that the likely ultimate net liability which might arise in respect of this business will not be material to Sphere Drake’s financial position.

6. Segmented Information

    The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and claims adjusting, appraisal and loss management services.

    In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups, and as applicable, for its runoff operations as well as the earnings contributions from its claims adjusting, appraisal and loss management services. In the table showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations and realized gains on investments related to the runoff group are included in the runoff and other operations. There were no significant changes in the identifiable assets by operating group as at June 30, 2003 compared to December 31, 2002.

    Commencing with the first quarter of 2003 (and reflected in the 2002 comparatives), the company refined its operating segment disclosure to a legal entity basis as follows:

(a)	The summarized income statement for each operating subsidiary is based on its legal entity results with internal reinsurance participation in its results and other internal eliminations shown separately for each operating segment.

(b)	Realized gains (losses) on investments are allocated to each operating segment, in aggregate, based on the realized gains (losses) on investments reported by each legal entity. Realized gains (losses) on the consolidated statements of earnings also include realized gains (losses) on the holding company marketable securities, elimination of intersegment gains (losses) and purchase price adjustments resulting from recording investments at fair value on acquisition of subsidiaries.

(c)	Fairfax and Hamblin Watsa investment administration and management fees are now included in each operating segment’s interest and dividends and in corporate overhead and other.

    Comparative numbers for the U.S. runoff group for the three and six months ended June 30, 2002 have been restated to include TIG’s discontinued MGA-controlled program business, which was placed into runoff in 2002, retroactive to January 1, 2002 in conformity with the presentation adopted in the company’s 2002 Annual Report.

7. U.S. GAAP Reconciliation

    The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which are different in some respect from those applicable in the United States, as described in note 18 on pages 46 to 50 of the company’s 2002 Annual Report.

    The following shows the reconciliation of the company’s net earnings, prepared in accordance with Canadian GAAP, to its net earnings, prepared in accordance with U.S. GAAP:

	Second quarter		First six months

	2003	2002	2003	2002

Net earnings, Canadian GAAP	246.2	47.0	400.8	58.3

Recoveries on retroactive reinsurance, net of tax	8.3	10.7	17.5	19.7

Other than temporary declines(1)	13.4	–	13.4	–

Cumulative catchup adjustment on changes in accounting for negative goodwill	–	–	–	179.7

Mark to market on S&P puts	–	17.7	–	10.4

Other	1.4	–	1.4	–

Net earnings, U.S. GAAP	269.3	75.4	433.1	268.1

Net earnings per share, U.S. GAAP	$18.78	$4.93	$30.03	$18.03

(1)	Represents other than temporary declines which were expensed in the second quarter of 2003 under Canadian GAAP.

    The following shows the reconciliation of the company’s consolidated shareholders’ equity, prepared in accordance with Canadian GAAP, to its consolidated shareholders’ equity, prepared in accordance with U.S. GAAP:

	June	December
	30,	31,
	2003	2002

Shareholders’ equity, Canadian GAAP	3,788.7	3,551.5

Other comprehensive income	242.4	127.5

Cumulative reduction in net earnings under U.S. GAAP	(537.1)	(569.3)

Shareholders’ equity, U.S. GAAP	3,494.0	3,109.7

Book value per share, U.S. GAAP	$234.73	$205.77

    At June 30, 2003, the cumulative reduction in net earnings under U.S. GAAP primarily relates to the deferred gain on retroactive reinsurance.

8. Foreign Exchange

    The translation of the company’s consolidated balance sheets and results of operations is significantly affected by movements in the US dollar/ Canadian dollar exchange rate. The following table sets out the Canadian dollar value of US$1.00 at the balance sheet dates and for the interim periods.

    (a)  Period end exchange rate

June 30, 2003	$1.3536

December 31, 2002	$1.5798

Decrease in the value of the US dollar vs. the Canadian dollar	14.3%

    (b) Average exchange rate

	Second	First six
	quarter	months

June 30, 2003	$1.3970	$1.4566

June 30, 2002	$1.5862	$1.5777

Decrease in the value of the US dollar vs. the Canadian dollar	11.9%	7.7%

    The company has assets, liabilities, revenues and expenses that are affected by currency fluctuations (primarily in the U.S. dollar) which are ultimately reflected in the currency translation account. During the second quarter of 2003, the company’s net investment in its U.S. operations increased due to the earnings generated by these companies, the average value of the U.S. dollar against the Canadian dollar decreased by 11.9% and the company’s exposure to currency fluctuations increased as several foreign exchange contracts hedging the company’s net investment in its U.S. operations matured. As a result, the negative impact of the currency translation account on shareholders’ equity increased to $247.6 at June 30, 2003 from $128.1 at December 31, 2002.

    In the first quarter of 2003, the company indicated that it was its intention to convert its financial statements to U.S. dollar reporting during the second quarter of 2003. The company has decided to defer its change to U.S. dollar reporting until the end of 2003 in order to present complete financial statements and MD&A for the current year and for all prior periods included in the Annual Report. The company believes that this will allow shareholders to more fully understand the company’s historical and current operating trends, results and financial position.

9. Adverse Development Cover

    Reinsurers led by Chubb Re (Bermuda) Ltd., on behalf of Federal Insurance Company, have provided up to US$200 million of the US$300 million adverse development cover relating to TIG Insurance Company’s reserves which is currently being provided by Fairfax’s ORC Re subsidiary. Completion of this cover is subject to various conditions being met, including final approval by insurance regulatory authorities.

    The additional net cost of this protection of approximately US$19 for US$100 of the cover (the full cost was approximately US$119 for an initial US$200 cover, which includes US$100 of ceded losses as of December 31, 2002) was included in the U.S. runoff group’s results of operations for the second quarter of 2003. Fairfax has the option until March 31, 2004 to determine if it wishes to purchase an additional US$100 in coverage, subject to various terms of the agreement. The cost for the optional additional US$100 in coverage is approximately US$61.

10. Subsequent Event

    On July 14 and 24, 2003, Fairfax issued an aggregate US$200 of 5% convertible senior debentures due July 15, 2023 for net proceeds of US$193.7 ($273.2). Each US$1,000.00 principal amount of debentures is convertible under certain circumstances into 4.7057 subordinate voting shares (US$212.51 per share). Prior to July 15, 2008, the company may redeem the debentures (effectively forcing conversion) if the share price exceeds US$293.12 for 20 trading days in any 30-day trading period. The company may redeem the debentures at any time after July 15, 2008, and the debenture holders can put their debentures to the company for repayment on July 15, 2008, 2013 and 2018. The company has the option to repay the debentures in cash, shares or a combination thereof.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in $ millions except per share amounts and as otherwise indicated)

    During the second quarter and first six months of 2003, foreign exchange movement was a significant component in the balance sheet account and earnings statement account movements. At December 31, 2002, more than 73% of the company’s consolidated assets were denominated in U.S. dollars. Balance sheet amounts were affected by the 14.3% strengthening of the Canadian dollar against the U.S. dollar during the first six months of 2003. For the year ended December 31, 2002, more than 72% of the company’s revenue was earned in U.S. dollars. Earnings statement amounts were affected by the decline in the U.S. dollar against the Canadian dollar of 7.7% on a year to date basis and 11.9% on a quarterly basis. The material effect of these foreign exchange movements is indicated below.

					%
					(decline)
				%	increase
				attributable	excluding
				to change	change in
			%	in foreign	foreign
	June 30,	December 31,	(decline)	exchange	exchange
	2003	2002	increase	rates	rates
Balance Sheets
Holding company cash and marketable securities	596.9	517.7	15.3	(15.2)	30.5

Recoverable from reinsurers	10,126.3	11,992.9	(15.6)	(12.6)	(3.0)

Portfolio investments	15,253.7	16,294.9	(6.4)	(11.5)	5.1

Provision for claims	18,055.9	21,165.1	(14.7)	(13.1)	(1.6)

Long term debt and purchase consideration payable	2,807.8	2,667.1	5.3	(16.4)	21.7

	Second quarter			First six months

			%			%
			(decline)			(decline)
		%	increase		%	increase
		attributable	excluding		attributable	excluding
		to change	change in		to change	change in
	%	in foreign	foreign	%	in foreign	foreign
	(decline)	exchange	exchange	(decline)	exchange	exchange
	increase	rates	rates	increase	rates	rates
Statements of Earnings
Net premiums written	1.6	(5.8)	7.4	1.8	(3.7)	5.5

Net premiums earned	(2.9)	(7.6)	4.7	1.3	(4.1)	5.4

Interest and dividends	(24.3)	(16.6)	(7.7)	(12.2)	(11.2)	(1.0)

As noted above, excluding the change in foreign exchange rates, holding company cash and marketable securities would have increased 30.5% rather than 15.3%, and portfolio investments would have increased 5.1% rather than decreasing 6.4%, from December 31, 2002 to June 30, 2003, and interest and dividends would have declined 1.0% rather than 12.2% in the first six months of 2003.

    Net income from the company’s U.S. operations was adversely impacted by the 11.9% and 7.7% decrease in the average value of the U.S. dollar against the Canadian dollar during the second quarter and the first six months, respectively, of 2003.

    For the six months ended June 30, 2003, U.S. dollar cash resources, principally cash and short term investments of subsidiaries, were reduced by $421.2 due to the strengthening of the Canadian dollar, as shown in the foreign currency translation on the consolidated statement of cash flows.

    Net earnings increased to $246.2 ($17.15 per share) in the second quarter of 2003 from $47.0 ($2.95 per share) in 2002, primarily due to continued improvements in combined ratios from 100.5% in 2002 to 98.4% in 2003, and very significant realized gains, somewhat offset by increased interest costs and a higher income tax provision, which are discussed below. The weighted average outstanding shares for the three months ended June 30, 2003 were 14.1 million versus 14.3 million last year.

    Revenue in the second quarter increased to $2,284.3 from $1,890.1 last year principally as a result of very significant realized gains, partially offset by a reduction in net premiums earned and lower interest and dividend income, the reduction being primarily due in both cases to the strengthening of the Canadian dollar against the U.S. dollar. Net premiums written increased 1.6% to $1,583.8 from $1,558.5 in 2002 (but increased 21.9% (29.8% excluding the effect of changes in foreign exchange rates) excluding TIG’s discontinued MGA-controlled program business).

Net Earnings

    The combined ratios by segment and the sources of net earnings (with Lindsey Morden equity accounted) were as follows for the three months and six months ended June 30, 2003 and 2002:

	Second quarter		First six months

	2003	2002	2003	2002

Combined ratio

Insurance – Canada	94.3%	96.6%	94.7%	97.9%

– U.S.	106.8%	105.5%	102.2%	103.6%

Reinsurance	96.1%	98.8%	97.6%	98.8%

Consolidated	98.4%	100.5%	98.2%	100.2%

Sources of net earnings

(with Lindsey Morden equity accounted)
Underwriting

Insurance – Canada	16.4	7.4	28.7	8.7

– U.S.	(22.5)	(19.5)	(15.6)	(26.1)

Reinsurance	26.2	6.5	32.7	12.1

Underwriting income	20.1	(5.6)	45.8	(5.3)

Interest and dividends	89.5	106.7	206.9	207.4

Operating income	109.6	101.1	252.7	202.1

Realized gains	415.9	86.1	541.3	47.7

Runoff	10.4	(40.3)	50.8	(25.1)

Claims adjusting (Fairfax portion)	(3.9)	(1.5)	(5.4)	(6.8)

Interest expense	(44.4)	(28.5)	(86.1)	(55.2)

Corporate overhead and other	(24.7)	(6.1)	(33.2)	(11.9)

Other costs and charges	–	(7.0)	–	(13.4)

Pre-tax income	462.9	103.8	720.1	137.4

Less: taxes	(187.9)	(40.9)	(272.6)	(50.0)

Less: non-controlling interests	(28.8)	(15.9)	(46.7)	(29.1)

Net earnings	246.2	47.0	400.8	58.3

   Canadian Insurance

June 30, 2003

	Second quarter			First six months

		Intercompany			Intercompany
	Northbridge	reinsurance(1)	Total	Northbridge	reinsurance(1)	Total

Underwriting profit	15.2	1.2	16.4	25.3	3.4	28.7

Combined ratio	93.7%	97.2%	94.3%	94.5%	95.8%	94.7%

Gross premiums written	502.5	(4.2)	498.3	880.4	(5.5)	874.9

Net premiums written	308.8	49.7	358.5	547.4	78.5	625.9

Net premiums earned	243.0	42.6	285.6	462.9	81.8	544.7

Underwriting profit	15.2	1.2	16.4	25.3	3.4	28.7

Interest and dividends			19.9			45.5

Operating income			36.3			74.2

Realized gains			66.3			72.0

Pre-tax income			102.6			146.2

June 30, 2002

	Second quarter			First six months

		Intercompany			Intercompany
	Northbridge	reinsurance(1)	Total	Northbridge	reinsurance(1)	Total

Underwriting profit	7.1	0.3	7.4	6.2	2.5	8.7

Combined ratio	95.8%	99.3%	96.6%	98.2%	96.9%	97.9%

Gross premiums written	484.1	(1.0)	483.1	872.9	(1.4)	871.5

Net premiums written	218.8	116.8	335.6	393.7	195.9	589.6

Net premiums earned	172.4	42.5	214.9	340.4	81.9	422.3

Underwriting profit	7.1	0.3	7.4	6.2	2.5	8.7

Interest and dividends			15.4			27.9

Operating income			22.8			36.6

Realized gains (loss)			(1.1)			(0.7)

Pre-tax income			21.7			35.9

(1)	Intergroup reinsurance contracts (principally with CRC (Bermuda)). The reduction in gross premiums written represents premiums assumed by Northbridge on behalf of other group companies.

    The Canadian insurance combined ratio for the three months ended June 30, 2003 improved to 94.3% from 96.6% last year. The hard insurance market continues in 2003, and Northbridge’s excellent underwriting profit in the second quarter of 2003 reflects the increased volumes and continued price increases achieved by all Northbridge subsidiaries in 2002 and continuing into 2003. Net premiums written by Northbridge (before intercompany reinsurance) increased by 41.1% in the second quarter of 2003 compared with the second quarter of 2002 due to price increases achieved in continuing favourable market conditions. For more information on Northbridge’s results, please see its second quarter report posted on its website at www.northbridgefinancial.com.

   U.S. Insurance

For the quarter ended June 30, 2003

	Crum &				Intercompany
	Forster	Fairmont(1)	Falcon(2)	Old Lyme	reinsurance(3)	Total

Underwriting profit (loss)	(19.2)	(4.9)	(0.1)	1.6	0.1	(22.5)

Combined ratio	108.0%	108.5%	100.9%	91.7%	–	106.8%

Gross premiums written	333.0	67.2	21.9	30.0	4.8	456.9

Net premiums written	256.4	51.4	16.8	30.0	(9.6)	345.0

Net premiums earned	240.9	57.5	11.0	19.2	0.1	328.7

Underwriting profit (loss)	(19.2)	(4.9)	(0.1)	1.6	0.1	(22.5)

Interest and dividends						30.0

Operating income						7.5

Realized gains						256.0

Pre-tax income						263.5

For the quarter ended June 30, 2002

	Crum &				Intercompany
	Forster	Fairmont(1)	Falcon(2)	Old Lyme	reinsurance(3)	Total

Underwriting profit (loss)	(43.4)	(5.0)	0.2	–	28.7	(19.5)

Combined ratio	118.5%	106.4%	98.7%	–	–	105.5%

Gross premiums written	364.7	120.3	16.3	–	(3.7)	497.6

Net premiums written	233.0	86.2	11.7	–	32.3	363.2

Net premiums earned	234.7	77.8	15.8	–	28.6	356.9

Underwriting profit (loss)	(43.4)	(5.0)	0.2	–	28.7	(19.5)

Interest and dividends						47.3

Operating income						27.8

Realized gains						1.2

Pre-tax income						29.0

For the six months ended June 30, 2003

	Crum &				Intercompany
	Forster	Fairmont(1)	Falcon(2)	Old Lyme	reinsurance(3)	Total

Underwriting profit (loss)	(18.6)	(0.8)	–	3.7	0.1	(15.6)

Combined ratio	103.7%	100.5%	100.0%	90.7%	–	102.2%

Gross premiums written	737.2	175.2	40.0	39.5	1.2	993.1

Net premiums written	573.9	140.1	30.9	39.4	–	784.3

Net premiums earned	502.5	151.0	22.8	39.8	–	716.1

Underwriting profit (loss)	(18.6)	(0.8)	–	3.7	0.1	(15.6)

Interest and dividends						75.4

Operating income						59.8

Realized gains						343.4

Pre-tax income						403.2

For the six months ended June 30, 2002

	Crum &				Intercompany
	Forster	Fairmont(1)	Falcon(2)	Old Lyme	reinsurance(3)	Total

Underwriting profit (loss)	(52.5)	(1.8)	(0.2)	–	28.4	(26.1)

Combined ratio	110.3%	101.1%	100.6%	–	–	103.6%

Gross premiums written	749.4	241.8	51.6	–	(9.1)	1,033.7

Net premiums written	551.0	173.0	38.4	–	33.2	795.6

Net premiums earned	512.0	160.3	32.3	–	28.4	733.0

Underwriting profit (loss)	(52.5)	(1.8)	(0.2)	–	28.4	(26.1)

Interest and dividends						94.7

Operating income						68.6

Realized gains						13.3

Pre-tax income						81.9

(1)	Fairmont includes Ranger’s results and the ongoing operations of TIG’s Hawaii and A&H business on a retroactive basis consistent with the basis of presentation effective January 1, 2003.

(2)	Included in U.S. operations for convenience.

(3)	Adjustment to reallocate intergroup reinsurance contracts to underwriting segments, including Crum & Forster’s cession during the second quarter of 2002 of premium of $26.8 (US$17.0) with no losses to ORC Re. Crum & Forster’s combined ratio adjusted for this premium would have been 106.3% for the second quarter of 2002 and 104.8% for the six months ended June 30, 2002.

    The U.S. insurance combined ratio for the three months ended June 30, 2003 increased to 106.8% from 105.5% last year (after giving effect to the discontinued TIG business which was moved to runoff). Crum & Forster and Fairmont continued to obtain double digit price increases on renewal business written in the second quarter of 2003, continuing the price increases each company has obtained since prices began increasing in the first quarter of 2000.

    Crum & Forster’s combined ratio of 108.0% for the second quarter of 2003 includes catastrophe losses of $19.5 (US$13.4) from the Texas hailstorms in the second quarter of 2003. Excluding these losses, its 2003 second quarter and six months combined ratios would have been 99.9% and 99.8% respectively (the comparable ratios for all U.S. insurance would have been 100.9% and 99.5% respectively). In U.S. dollars, Crum & Forster’s net premiums written for the second quarter of 2003 increased by 23.7% over 2002 (prior to the negative impact of Seneca recording its bail bonds on a net basis commencing January 1, 2003), reflecting new business and price increases on renewal business. United States Fire Insurance, Crum & Forster’s New York-domiciled operating subsidiary, reduced its negative earned surplus to approximately US$80 million at June 30, 2003 from US$213 million at March 31, 2003. North River Insurance, Crum & Forster’s New Jersey-domiciled operating subsidiary, moved to a positive earned surplus position at June 30, 2003 with the result that, in general, it is now permitted to pay dividends out of future statutory net income. Crum & Forster will begin to publish quarterly financial information on its website commencing with its third quarter results.

    Fairmont’s combined ratio of 108.5% for the second quarter of 2003 includes one time transition costs relating to the transfer of TIG’s Hawaii and Accident and Health books of business under Fairmont control which were recorded in the second quarter. For the six months ended June 30, 2003, Fairmont’s combined ratio was 100.5%, and it is expected to be below 100% for the year. Fairmont’s decrease in net premiums written in the second quarter of 2003 reflects its continuing strict focus on writing only profitable business, as well as the decline in the U.S. dollar against the Canadian dollar.

   Reinsurance

June 30, 2003

	Second quarter			First six months

		Intercompany			Intercompany
	OdysseyRe(1)	reinsurance(2)	Total	OdysseyRe(1)	reinsurance(2)	Total

Underwriting profit	24.7	1.5	26.2	31.9	0.8	32.7

Combined ratio	96.3%	0.2%	96.1%	97.6%	–	97.6%

Gross premiums written	851.3	(108.6)	742.7	1,709.7	(140.3)	1,569.4

Net premiums written	758.4	8.6	767.0	1,504.2	–	1,504.2

Net premiums earned	671.4	–	671.4	1,352.4	–	1,352.4

Underwriting profit	24.7	1.5	26.2	31.9	0.8	32.7

Interest and dividends			39.6			86.0

Operating income			65.8			118.7

Realized gains			166.7			223.8

Pre-tax income			232.5			342.5

June 30, 2002

	Second quarter			First six months

		Intercompany			Intercompany
	OdysseyRe(1)	reinsurance(2)	Total	OdysseyRe(1)	reinsurance(2)	Total

Underwriting profit	6.5	–	6.5	12.1	–	12.1

Combined ratio	98.8%	–	98.8%	98.8%	–	98.8%

Gross premiums written	668.7	(36.6)	632.1	1,312.6	(60.6)	1,252.0

Net premiums written	547.7	–	547.7	1,110.5	–	1,110.5

Net premiums earned	550.3	–	550.3	1,002.1	–	1,002.1

Underwriting profit	6.5	–	6.5	12.1	–	12.1

Interest and dividends			44.0			84.8

Operating income			50.5			96.9

Realized gains			5.5			8.7

Pre-tax income			56.0			105.6

(1)	These results differ from those published by Odyssey Re Holdings Corp. due to differences between Canadian and U.S. GAAP.

(2)	Adjustment to reallocate intergroup reinsurance contracts to underwriting segments.

    The reinsurance group produced an excellent underwriting profit in the second quarter. Its combined ratio for the three months ended June 30, 2003 decreased to 96.1% compared to 98.8% last year demonstrating continued disciplined commitment to underwriting profitability and opportunistic portfolio growth. Net premiums written increased by 40.0% in the second quarter of 2003 compared to 2002 as insurance and reinsurance market conditions continued to improve on a global basis, providing the key factor for growth. Premium growth in North America was due mainly to increased pricing both at the insurance and reinsurance levels while premium growth in the Euro Asia division reflected opportunities capitalizing on competitor withdrawals, particularly in Europe. For more information on OdysseyRe’s results, please see its second quarter report posted on its website at www.odysseyre.com.

   Interest and Dividends and Realized Gains

    Interest and dividend income in the second quarter of 2003 decreased to $89.5 from $106.7 last year (notwithstanding a 5.1% increase in the investment portfolio of the insurance and reinsurance companies reflecting positive cash flow from operations), due to lower investment yields as a result of the liquidation during the quarter of a substantial portion of the bond portfolio and retaining the proceeds in cash and short term investments. Interest and dividend income is expected to be lower in the third quarter of 2003 reflecting the fact that 50% of portfolio investments were held in cash and short term investments at June 30, 2003 (compared to 19% at March 31, 2003) pending the company’s identifying suitable opportunities for reinvestment in line with its value-oriented investment philosophy.

    Realized gains on investments were $415.9 for the second quarter of 2003, principally from the sale of bonds, consisting of $489.0 of realized gains reduced by $73.1 principally for additional provisions and adjustments as described in note 6(b) above.

   Runoff

June 30, 2003

	Second quarter				First six months

			Intercompany				Intercompany
	U.S.	European	reinsurance(1)	Total	U.S.	European	reinsurance(1)	Total

Gross premiums written	148.7	113.6	8.0	270.3	338.1	208.9	(61.8)	485.2

Net premiums written	43.4	116.3	(46.4)	113.3	137.3	220.2	(78.6)	278.9

Net premiums earned	132.2	105.9	(58.7)	179.4	297.5	186.6	(94.4)	389.7

Losses on claims	(153.0)	(145.9)	49.3	(249.6)	(281.9)	(227.1)	80.5	(428.5)

Operating expenses	(81.1)	(41.5)	15.0	(107.6)	(166.4)	(89.8)	26.7	(229.5)

Interest and dividends	16.4	13.7	(4.1)	26.0	33.4	29.5	(8.8)	54.1

Operating income (loss)	(85.5)	(67.8)	1.5	(151.8)	(117.4)	(100.8)	4.0	(214.2)

Realized gains	91.7	73.0	(2.5)	162.2	148.9	118.6	(2.5)	265.0

Pre-tax income	6.2	5.2	(1.0)	10.4	31.5	17.8	1.5	50.8

June 30, 2002 (2)

	Second quarter				First six months

			Intercompany				Intercompany
	U.S.	European	reinsurance(1)	Total	U.S.	European	reinsurance(1)	Total

Gross premiums written	324.5	160.3	(141.3)	343.5	696.7	215.3	(158.9)	753.1

Net premiums written	294.8	162.1	(144.9)	312.0	586.9	214.8	(161.1)	640.6

Net premiums earned	360.3	149.5	(122.6)	387.2	757.2	165.6	(114.9)	807.9

Losses on claims	(291.1)	(82.7)	37.1	(336.7)	(596.4)	(134.1)	57.0	(673.5)

Operating expenses	(120.4)	(69.4)	34.6	(155.2)	(267.2)	(85.8)	24.4	(328.6)

Interest and dividends	27.2	25.4	(4.8)	47.8	48.3	51.5	(9.0)	90.8

Operating income (loss)	(24.0)	22.8	(55.7)	(56.9)	(58.1)	(2.8)	(42.5)	(103.4)

Realized gains (loss)	(1.8)	18.4	–	16.6	45.8	31.6	0.9	78.3

Pre-tax income (loss)	(25.8)	41.2	(55.7)	(40.3)	(12.3)	28.8	(41.6)	(25.1)

(1)	Adjustment to reallocate intergroup reinsurance contracts to underwriting segments.

(2)	Restated on a legal entity basis, as described in note 6 above.

    The U.S. runoff segment represents the merged operations of TIG Insurance and International Insurance Company effective December 16, 2002 (the comparative numbers have been retroactively restated to include TIG’s runoff business and to present the runoff results on a comparable basis). For the three months ended June 30, 2003, the U.S. runoff group had pre-tax income of $6.2 compared to a pre-tax loss of $25.8 for 2002, primarily due to higher realized gains, reduced losses on claims and reduced operating expenses, offset by reduced net premiums. The operating loss of $85.5 for the three months ended June 30, 2003 relates to the runoff of TIG’s discontinued MGA-controlled program business, where a much more successful than expected reduction in premiums during the transition period to a full runoff basis resulted in the reduction in operating expenses lagging the reduction of premiums, and also reflects the decrease in interest and dividend income described above. The operating results also include $29.6 (US$20.3) additional net cost (including accrued interest) of the external adverse development cover described in note 9 above.

    At June 30, 2003, TIG had statutory surplus of approximately US$600 and net reserves to statutory surplus of 2.2:1. The company continues to believe that TIG is on track to achieve the three financial tests – statutory surplus in excess of US$500, net reserves to statutory surplus of less than 3:1 and a risk-based capital ratio of at least 200% – which it is required to meet as of December 31, 2003 in order to permit the release from trust of securities formerly distributed to the company which are being held in trust for TIG’s benefit.

    For the European runoff operations, net premiums earned primarily relate to ORC Re’s participation in the reinsurance programs for the U.S. and other subsidiaries and from the runoff of CTR’s premiums. The operating loss of $67.8 for the three months ended June 30, 2003 includes the accounting loss on a reinsurance commutation of $14.2 (US$9.8) and expenses of $18.9 (US$13.0) relating to the Sphere Drake litigation (recently successfully concluded) described in note 5 above, and also reflects the decrease in interest and dividend income described above. Higher realized gains resulted in 2003 second quarter pre-tax income for the European runoff group of $5.2.

   Other Elements of Net Earnings

    Interest expense increased to $44.4 (including ORH interest of $7.2) for the second quarter of 2003 compared to $28.5 (including ORH interest of $5.4) in 2002, principally due to the new interest cost in 2003 of $6.4 on the company’s purchase consideration payable for the acquisition of the remaining 72 1/2% economic interest in TRG and the $15.9 benefit in 2002 of the company’s fixed rate to floating rate interest rate swaps, which were closed out in the third quarter of 2002 with the resulting gain being deferred and amortized against future interest expense.

    Corporate overhead and other includes Fairfax, OdysseyRe and Northbridge holding company expenses net of the company’s investment management and administration fees and interest income on Fairfax’s cash balances and is broken down as follows:

	Second quarter		First six months

	2003	2002	2003	2002

Fairfax corporate overhead	21.5	10.7	29.2	21.5

Investment management and administration fees	(11.6)	(6.1)	(17.8)	(15.3)

OdysseyRe corporate overhead	2.0	1.4	5.4	2.6

Northbridge corporate overhead	0.8	–	1.0	–

Technology expenses and amortization	12.0	0.1	15.4	3.1

	24.7	6.1	33.2	11.9

    The increase in the Fairfax corporate overhead charge in the second quarter of 2003 relates primarily to $8.7 (US$6.0) of financing fees paid in the quarter. Fairfax has continued to invest in technology to better support its businesses. The company’s technology subsidiary, MFXchange, is also marketing its technology products and services for the insurance industry to third parties, resulting in net selling and administration costs over the near term until it generates more third party revenue. These costs are shown separately in the above corporate overhead costs. The company expects that over time, third party revenue will cover these costs.

    The company recorded an income tax expense of $187.9 for the second quarter of 2003, principally due to higher levels of income and realized gains in higher tax jurisdictions compared with the second quarter of 2002. The decrease in the deferred tax asset for the six months ended June 30, 2003 was $396.6 of which $163.0 was due to the foreign exchange impact on the U.S. deferred tax asset and the balance was primarily related to the utilization of the U.S. net operating tax losses as a result of the profitability of the U.S. insurance and reinsurance companies.

    The company’s non-controlling interests in its consolidated statements of earnings come from the following subsidiaries:

	Second quarter		First six months

	2003	2002	2003	2002

OdysseyRe	26.6	10.4	44.5	17.0

Northbridge	1.6	–	1.6	–

TRG	–	5.1	–	11.8

Lindsey Morden	(0.7)	(0.4)	(1.2)	(3.1)

	27.5	15.1	44.9	25.7

    At June 30, 2003, the company had ceded losses under its corporate insurance cover ultimately reinsured with a Swiss Re subsidiary (the benefits of which were assigned to ORC Re as of December 31, 2002) totalling US$732.5 (unchanged from December 31, 2002), leaving unutilized coverage of US$267.5.

Investments

    At June 30, 2003 the investment portfolio had a pre-tax unrealized gain of $393.8 (consisting principally of unrealized gains on bonds of $307.5) compared to $207.9 at December 31, 2002, and 50% of the portfolio was held in cash and short term investments.

Capital Structure and Liquidity

    The company’s capital structure (with Lindsey Morden equity accounted) and financial ratios were as follows:

	June 30,	December 31,
	2003	2002

Cash, short term investments and marketable securities	596.9	517.7

Long term debt	2,414.7	2,221.2

Purchase consideration payable	274.1	324.7

RHINOS	–	214.9

Net debt	2,091.9	2,243.1

Common shareholders’ equity	3,588.7	3,351.5

Preferred shares and trust preferred securities of subsidiaries	308.0	326.0

OdysseyRe non-controlling interest	306.5	424.2

Total equity	4,203.2	4,101.7

Net debt/equity	50%	55%

Net debt/total capital	33%	35%

Interest coverage	9.4x	4.6x

Common shareholders’ equity per share	$255.73	$237.01

    At June 30, 2003, Fairfax had $596.9 of cash, short term investments and marketable securities at the holding company level after the following non-recurring items since December 31, 2002: it repaid its RHINOS of $204, contributed $30 of additional capital to Lombard to support that company’s expanding business, paid $92.4 on maturing foreign exchange contracts, repaid $135 (US$100) due to TIG, and reflected a $59.4 decrease in its U.S. dollar holding company cash and short term investments as a result of the decline in the U.S. dollar against the Canadian dollar, and it received net proceeds on the Northbridge IPO of $189 and net proceeds on the Crum & Forster debt issue of $409.3 (US$281) (including the $85.4 (US$63.1) of cash held in an interest escrow account to fund interest payments). After these transactions, net debt decreased to $2,091.9 at June 30, 2003 from $2,243.1 at December 31, 2002. The improvement in the net debt to equity and net debt to total capital ratios primarily reflects the increase in holding company cash, short term investments and marketable securities and the reduction in U.S. dollar denominated debt due to the decline in the U.S. dollar against the Canadian dollar. Fairfax’s remaining obligations in 2003 consist of $160 of debt maturing in December.

    Common shareholders’ equity at June 30, 2003 was $3.6 billion or $255.73 per share. During the second quarter of 2003, the company repurchased 98,000 shares for cash of $12.7.